Exhibit 99.1

NEWS RELEASE                        Stock Symbols:   PGF - TSX
                                                                                                                     PGH - NYSE

PENGROWTH ENERGY CORPORATION ANNOUNCES RELEASE DATE FOR ITS
2015 FIRST QUARTER RESULTS AND DETAILS FOR ITS ANNUAL MEETING

(Calgary, April 16, 2015) - Pengrowth Energy Corporation plans to release its 2015 first quarter results on Thursday, May 7, 2015, following the close of equity markets. A conference call and listen only audio webcast will be held on Friday, May 8, 2015, beginning at 6:30 AM Mountain Time (MT), during which management will review Pengrowth's results and respond to questions from the investment community.

To ensure timely participation in the teleconference, callers are encouraged to dial in 10 minutes prior to the start of the call to register.

Dial-in numbers:
Toll free: (800) 355-4959 or Toronto local (416) 340-2216
Live listen only audio webcast: http://www.gowebcasting.com/6480

A telephone replay will be available through to midnight Eastern Time on May 15, 2015 by dialing (800) 408-3053 and entering passcode number 8061328.

A replay of the audio webcast will also be available on the Pengrowth website at www.pengrowth.com

Notice of Annual General Meeting:

Pengrowth’s 2015 annual meeting of shareholders will be held on June 23, 2015 at 3:00 P.M. MT at the Metropolitan Conference Centre, located at 333 - Fourth Avenue SW, Calgary, Alberta. Information circulars and proxy forms pertaining to this meeting are expected to be mailed in late May to shareholders of record as of May 14, 2015.

About Pengrowth:

Pengrowth Energy Corporation is a dividend-paying, intermediate Canadian producer of oil and natural gas, headquartered in Calgary, Alberta. Pengrowth’s assets include the Cardium light oil, Lindbergh thermal bitumen and Swan Hills light oil projects. Pengrowth’s shares trade on both the Toronto Stock Exchange under the symbol “PGF” and on the New York Stock Exchange under the symbol “PGH”.

PENGROWTH ENERGY CORPORATION
Derek Evans
President and Chief Executive Officer

Contact information:

Wassem Khalil
Manager, Investor Relations
Toll free 1-855-336-8814

For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com